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                              FOR IMMEDIATE RELEASE

Contact: Andrew Zinzi                       or:    Matthew D. Haines
         Chief Financial Officer                   The Pinnacle Group
         Nastech Pharmaceutical Company            516-773-2477
         516-273-0101                              www.pinnaclegroupny.com
         www.nastech.com

                    NASTECH ANNOUNCES SHAREHOLDER RIGHTS PLAN

HAUPPAUGE, NEW YORK, FEBRUARY 23, 2000 - Nastech Pharmaceutical Company Inc. (NASDAQ: NSTK) today announced that its Board of Directors has adopted a Shareholder Rights Plan, which is designed to protect shareholders from coercive or unfair takeover tactics. The Company said that the Plan was not adopted in response to any known takeover proposal and that the financial condition, operations and earning-per share of the Company will not be affected by the adoption of the Plan.

Under the Plan, a dividend of one Preferred Stock Purchase Right is being declared for each common share held of record as of the close of business on March 17, 2000. No separate certificates evidencing the Rights will be issued unless and until they become exercisable. The Rights generally will not become exercisable unless an acquiring entity accumulates or initiates a tender offer to purchase 15% or more of the Company's common stock. In that event, each Right will entitle the holder, other than the unapproved acquirer and its affiliates, to purchase either the Company's common stock or shares in an acquiring entity at one-half of market value.

The Right's initial exercise price, which is subject to adjustment, is $50. The Company's Board of Directors generally will be entitled to redeem the Rights at a redemption price of $.01 per Right until an acquiring entity acquires a 15% position. The Rights expire on March 17, 2010.

Nastech is recognized worldwide as a leader in nasal drug delivery technology. The Company has several products in development that address significant unmet medical needs, particularly in pain management, sexual dysfunction and motion sickness.

This press release may contain forward-looking statements that reflect the Company's intentions, expectations or beliefs concerning future events, including, but not limited to, expectations with respect to FDA approval of new products, technology and product development milestones, the ability of the Company to leverage its product development and negotiate favorable collaborative agreements, the commencement of sales and the sufficiency of the Company's cash flow for future liquidity and capital resource needs. The forward-looking statements are qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. In addition, significant fluctuations in quarterly results may occur as a result of varying milestone payments and the timing of costs and expenses related to the Company's research and development program.

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